Exhibit 99.1

08 September 2017

Motif Bio plc

(“Motif Bio” or the “Company”)

Motif Bio to Host Investor and Analyst Event on September 20, 2017 in New York

Motif Bio plc (AIM/NASDAQ: MTFB), a clinical-stage biopharmaceutical company specialising in developing novel antibiotics, today announces that the Company will host an Investor and Analyst Event on Wednesday, September 20, 2017, in New York from 8:00 am — 10:00 am ET, 1.00pm — 3.00pm UK time, 2.00pm-4.00pm CET.

The event will focus on describing the unmet needs of hospitalised patients with serious and life-threatening infections and highlight the key attributes of iclaprim that, if approved, may offer advantages over current standard of care antibiotics in three well-defined groups of patients.

A faculty of infectious disease experts and Motif Bio senior management will describe the clinical and economic challenges that can lead to poor outcomes in high-risk, difficult-to-treat hospitalised patients with serious infections. The potential role that iclaprim can play in these patients will be described.

The agenda will include:

Introduction
Graham G. Lumsden, Chief Executive Officer, Motif Bio

Iclaprim Overview & REVIVE-1 (Ph. 3) Results
David Huang, PhD, MD, Chief Medical Officer, Motif Bio
William D. O’Riordan, MD, FACEP, Chief Medical Officer, eStudySite, San Diego, CA

HABP Treatment Considerations & Unmet Needs
Thomas M. File, Jr., MD, MSc, MACP, FIDSA, FCCP Chair, Infectious Disease Division, Summa Health, Akron, OH

Challenges in Managing Hospitalised ABSSSI Patients with Renal Impairment
Francis Natale, PharmD, Director of Pharmacy, Methodist Hospital Division, Thomas Jefferson University Hospitals, Philadelphia, PA

Thomas Holland, MD, MSc-GH, Duke University School of Medicine & Clinical Research Institute, Durham, NC

Economic Burden of High Risk Hospitalised ABSSSI Patients
Tom Lodise, PhD, PharmD, Albany College of Pharmacy & Health Sciences, Albany, NY

Commercial Market Opportunity
Lynda Berne, M.S., M.B.A., Commercial Head, Motif Bio

If you are a member of the investment community and would like to attend, please contact ir@motifbio.com.

The presentation will be webcast simultaneously and accessible through the Investors - Events & Presentations section of the Company’s website at www.motifbio.com. A webcast replay, including slides, will be available for 30 days following the event.

For further information please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)
Robert Dickey IV (Chief Financial Officer)

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0) 20 7933 8780 / motifbio@walbrookpr.com
Paul McManus	Mob: +44 (0)7980 541 893
Mike Wort	Mob: +44 (0)7900 608 002

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

The Trout Group (US IR)	+1 (646)378-2938
Michael Gibralter	mgibralter@troutgroup.com

Lazar Partners (US PR)	motiflp@lazarpartners.com
Chantal Beaudry	+1 (646) 871-8480
Amy Wheeler	+1 (646) 871-8486

Note to Editors

About Motif Bio

Motif Bio plc (AIM/NASDAQ: MTFB) is a clinical-stage biopharmaceutical company engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria, including MRSA. The Company’s lead product candidate, iclaprim, is being developed for high-risk MRSA patient populations. The first proposed indication, and near-term commercial opportunity, is for the treatment of acute bacterial skin and skin structure infections (ABSSSI), one of the most common bacterial infections, with 3.6 million patients hospitalised annually in the U. S. The Company believes that iclaprim may be suitable for first-line empiric therapy in ABSSSI patients, especially those with renal impairment, with or without diabetes. Unlike current standard of care antibiotics, in clinical trials to date, nephrotoxicity has not been observed with iclaprim and dosage adjustment has not been required in patients with renal impairment.

Iclaprim has an underutilised mechanism of action compared to other antibiotics. Clinical and microbiology data indicate iclaprim has a targeted Gram-positive spectrum of activity, low propensity for resistance development, fixed dose administration and favourable tolerability profile. Additionally, data support that the inactive metabolites of iclaprim clear through the kidneys. The Company also plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication.  A Phase 2 trial was conducted to study iclaprim in patients with HABP. Iclaprim has been studied in an animal model of chronic pulmonary MRSA infection which mimics the pathophysiology observed in patients with cystic fibrosis. Results from this study will be presented at IDWeek on October 6, 2017 in San Diego. Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status. Upon acceptance by the FDA of a New Drug Application (NDA), iclaprim will receive Priority Review status and, if approved as a New Chemical Entity, will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of data exclusivity is anticipated.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled “Risk Factors” in Motif Bio plc’s Annual Report on Form 20-F filed with the SEC on May 1, 2017, which is available on the SEC’s web site, www.sec.gov. Motif Bio plc undertakes no obligation to update or revise any forward-looking statements.